

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 7, 2007

Dr. Marcus Schenck
Chief Financial Officer
E.ON AG
E.ON-Platz 1, D-40479
Düsseldorf, Germany

        RE: E.ON AG
               Form 20-F for Fiscal Year Ended December 31, 2006
               Filed March 7, 2007
               File No. 001-14688

Dear Dr. Schenck:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                           Sincerely,

                           William Thompson
                           Branch Chief